WACHTELL, LIPTON, ROSEN & KATZ


                                                 February 8, 1994



VIA FACSIMILE
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Alan M. Klein, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York  10017-3954

Dear Alan:

     In order for QVC to understand the analysis underlying Lazard Freres' opinion delivered to the Paramount Board of Directors on February 4, 1994, and to determine whether the bases for Lazard's opinion remain valid, we would appreciate your providing a copy of the Lazard presentation to the Paramount Board evaluating the QVC and Viacom offers. We would appreciate it if you would deliver these documents as early as possible today.

                                   Very truly yours,

                                   /s/ Mitchell

                                   Mitchell S. Presser